Exhibit 12

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Years Ended December 31
	Three Months Ended March 31, 2003	2002	2001	2000	1999	1998

Income Before Income Taxes	$216	$2,563	$2,523	$3,188	$2,795	$2,326

Add Fixed Charges:
Interest Expense	13	28	40	44	29	19
One-third of Rental Expense	7	27	24	24	22	19
Capitalized Interest	3	24	25	20	12	9
Total Fixed Charges	23	79	89	88	63	47

Less: Capitalized Interest	3	24	25	20	12	9
Add: Amortization of
Capitalized Interest	2	8	7	7	7	7

Earnings Before Income
Taxes and Fixed Charges
(other than Capitalized
Interest)	$238	$2,626	$2,594	$3,263	$2,853	$2,371

Ratio of Earnings to Fixed Charges	10	33	29	37	45	50

"Earnings" consist of income before income taxes and fixed charges (other than capitalized interest). "Fixed charges" consist of interest expense, capitalized interest and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.